UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 20 July 2026, London UK

European Medicines Agency accepts submission to update Bexsero label for 1-dose Meningitis B booster in 10+ year olds
●
If approved, a single booster dose could help protect individuals who were previously vaccinated with Bexsero

GSK plc (LSE/NYSE: GSK) today announced the European Medicines Agency (EMA) has accepted a submission to update the label for Bexsero to include a single dose booster for individuals aged 10 years and older who were previously vaccinated with Bexsero.

If a one-dose booster is approved, those vaccinated with Bexsero in childhood could receive a single Bexsero dose at age 10 years or older. If adopted, a booster could help reduce the overall burden of Invasive Meningococcal Disease (IMD) in countries with established infant MenB programmes.

IMD is an uncommon but severe illness caused by Neisseria meningitidis. While the highest incidence is in infants and young children, there is also a peak in 15-24 year olds1,2, often linked to behaviours that increase transmission, such as close contact through kissing, sharing drinks, and living in shared accommodation3.

The submission is supported by a Phase 3b, open-label, multi-centre study that evaluated the immune response of a Bexsero booster dose in individuals 10 to 20 years old who received the complete primary series during infancy. The data show a single dose was effective in boosting the immune responses of individuals vaccinated as infants. Full data will be presented at the 25th International Pathogenic Neisseria Conference (IPNC) in September.

About invasive meningococcal disease (IMD)
Invasive meningococcal disease (IMD) is a rare, life-threatening disease caused by Neisseria meningitidis that can progress rapidly and has a fatality rate of 4-20%4. Up to 20% of IMD survivors have severe, life-changing sequelae, and the physical and psychological consequences of IMD can substantially impact quality of life5. In 2024 in the European Union/European Economic Area, 56% of confirmed cases of IMD were due to serogroup B in all age groups under 65 years. The notification rate for IMD was highest among young children less than 1 year old (6.3 cases per 100 000), followed by children aged 1-4 years (1.38 confirmed cases per 100 000) and third highest in adolescents and young adults aged 15-24 years (0.83 per 100 000)1.

About Bexsero (4CMenB)
Bexsero is registered in 61 countries for the prevention of Invasive Meningococcal Disease (IMD) caused by Neisseria meningitidis serogroup B. In Europe, it is included in 15 national and/or regional immunisation programmes for infants, and 3 national immunisation programmes for adolescents. Around 138 million doses of Bexsero have been distributed globally since 20156.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q1 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References

1.     European Centre for Disease Prevention and Control (ECDC). Invasive meningococcal disease: Annual Epidemiological Report for 2024 Available at: https://www.ecdc.europa.eu/sites/default/files/documents/invasive-meningococcal-disease-annual-epidemiological-report-2024.pdf. Last accessed: June 2026
2.     UKHSA 2013, Meningococcal: the green book, chapter 22. Available at: <https://assets.publishing.service.gov.uk/media/6849adb83a2aa5ba84d1df71/Meningococcal-green_book_chapter-22-10-6-25.pdf> Last accessed: June 2026
3.     Burman C, Serra L, Nuttens C, et al. Meningococcal disease in adolescents and young adults: a review of the rationale for prevention through vaccination. Human Vaccines & Immunotherapeutics. 2019 ;15(2):459-469. <https://doi.org/10.1080/21645515.2018.1528831>
4.     Wang B et al. Vaccine 2019;37:2768-2782.
5.     Centers for Disease Control and Prevention. https://www.cdc.gov/pinkbook/hcp/table-of-contents/chapter-14-meningococcal-disease.html. Last accessed June 2026.
6.     GSK Data on file, REF-310855. 138 million doses shipped from 2015 to October 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 20, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc